

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

February 19, 2010

Karl E. Bupp
Chief Financial Officer
Diamond Management & Technology Consultants, Inc.
875 N. Michigan Avenue, Suite 3000
Chicago, Illinois

> **Re: Diamond Management & Technology Consultants, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 10, 2009**
> **File No. 000-22125**

Dear Mr. Bupp:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2009

Item 15. Exhibits, Financial Statement Schedules, page 40

1. Refer to the credit agreements filed as exhibits 10.11 and 10.12 to your Form 10-K. We note that the agreements, as filed, omit schedules and/or exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next periodic report or tell us why you believe this information is no longer material to investors.

DEFINITIVE PROXY STATEMENT

Executive Compensation Discussion and Analysis, page 16

2009 Compensation Decisions, page 26

2009 Cash Bonuses, page 26

2. We note your disclosure that there was a cash bonus pool for all partners, including your named executive officers, "if Company financial performance as projected was achieved." We further note that the company did not fully achieve those projections and that you have provided the approximate amounts by which the company failed to meet those projections. Please disclose the specific financial targets that were used to determine the performance-based compensation. Alternatively, provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Please provide this information in future filings and tell us how you intend to comply.

3. We note your disclosure in the last paragraph of this section, which states that although the compensation committee "did not approve an annual bonus for the partners, it did approve the Partner Focus Program, Quarterly Performance Bonus and Long-Term Incentive Bonus programs as described above." We also note from your Summary Compensation Table on page 28, that Messrs. Svoikla, Warrington and Weakland all received bonuses for the 2009 fiscal year. Please describe each individual named executive officer's compensation award in greater detail, including which bonus program under which the award was granted, the amount of each award, and how the company determined the actual payout amount of each award. For example, out of the $89,063 awarded to Mr. Svoikla in 2009, please indicate the amount(s) that coincide with each specific bonus plan and explain the factors considered in the compensation committee's determination of the actual award amount with respect to that plan. Please provide us with sample disclosure and confirm that you will include similar disclosure in future filings.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or the undersigned at (202) 551-3402 at with any other questions.

Sincerely,

Angela McHale
Attorney-Advisor